KPMG LLP Two Financial Center 60 South Street Boston, MA 02111

March 1, 2019

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for NexPoint Healthcare Opportunities Fund (the Fund). On November 14, 2018, we resigned.

We have read the statements made by the Fund included under Item 13(a)(4) of Form N-CSR dated March 1, 2019, and we agree with such statements, except that we are not in a position to agree or disagree with the Fund’s statement that neither Management, the Fund, nor anyone on its behalf consulted with Cohen & Company, Ltd. on the items listed.

Very truly yours,

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with

KPMG International Cooperative (“KPMG International”), a Swiss entity.